UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):               ☐ Form 10-K                              ☐ Form 20-F                              ☐ Form 11-K
                                      ☒ Form 10-Q                             ☐ Form 10-D                             ☐ Form N-SAR                           ☐ Form N-CSR

For Period Ended:  June 30, 2010

Nothing in this form shall be construed to imply that the Commission has verified any information herein.

PART I – REGISTRANT INFORMATION

WRITERS’ GROUP FILM CORP.

Full Name of Registrant

1752 East Avenue J  #266

Address of Principal Executive Office (Street and Number)

Lancaster, CA  93535

City, State and Zip Code

PART II - RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Forms 10-K, X 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

Our quarterly report on Form 10-Q could not be filed within the prescribed time period, as our Form 10-K was filed on July 14, leaving us with 14 days less that the usual 45 days to prepare our 10-Q.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Tal L. Kapelner	213	694-1888
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes   ☒  No

WRITERS’ GROUP FILM CORP.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 16, 2010	By:	/s/
Tal L. Kapelner, President

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